Exhibit 99.1

AGM Group Announces Delivery of 1,500 Units of Crypto Mining Machines to Meten

BEIJING, December 28, 2021, (PRNewswire) – AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced it has delivered 1,335 units of Bitcoin mining machines to Meten Holding Group Ltd. (“Meten”) (NASDAQ: METX).

The delivery is part of a strategic partnership between the two companies to nurture a blockchain ecosystem by integrating technology, products, sales, and services.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented, “We are very pleased to have partnered with Meten. Despite disruptions in the global supply chain and logistics during the year end, we successfully managed to fully deliver the first batch of mining machines to Meten, demonstrating the effectiveness of our execution. Looking ahead, we will further enhance our supply capabilities as we accumulate more large-scale orders from the cryptocurrency mining sector.”

Mr. Jason Zhao, Co-Founder and Executive Director of Meten, said: "We are excited to be collaborating with AGMH. With the deliveries of these technologically advanced products, we are confident in building up our Bitcoin business and development in the blockchain ecosystem."

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

About Meten Holding Group Inc.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is one of the leading omnichannel English language training ("ELT") service providers in China, delivering English language and skills training for Chinese students and professionals. In addition to strengthening its position in the ELT service industry in China, Meten actively explores the blockchain and cryptocurrency mining business outside China, with a long-term goal of creating value across the cryptocurrency industry. Meten expects to engage in businesses related to blockchain and metaverse in North America and other countries and areas around the world (not including China), including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://investor.metenedu-edtechx.com/.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Email: tracy.gao@agmprime.com

The Blueshirt Group
Ms. Feifei Shen
Phone: +86 13466566136
Email: feifei@blueshirtgroup.com

The Blueshirt Group
Ms. Suwen Feng
Phone: +86 139-1711-0134
Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com